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                              July 11, 2022

       Craig Felenstein
       Chief Financial Officer
       Lindblad Expeditions Holdings, Inc.
       96 Morton Street, 9th Floor
       New York, NY 10014

                                                        Re: Lindblad
Expeditions Holdings, Inc.
                                                            Form 10-Q for the
Quarter Ended March 31, 2022
                                                            Filed May 5, 2022
                                                            File No. 001-35898

       Dear Mr. Felenstein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2022

       Item 4. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 30

   1. Amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial
officers regarding the effectiveness of your disclosure controls and procedures as of the
end of the period covered by your report. Refer to Item 307 of
                                                        Regulation S-K.
 Craig Felenstein
FirstName  LastNameCraig  Felenstein
Lindblad Expeditions Holdings, Inc.
Comapany
July       NameLindblad Expeditions Holdings, Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3751 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation